(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

27 February 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

08001007

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 February 2008 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 26 February 2008 for publication on the website of HKSE for records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

Encl.

c.c. J P Morgan
- Mr. King Ho

E:\m\SA\SHMB-4Q2007\ltr.doc.2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 26 FEBRUARY 2008 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2007 in Malaysia on 26 February 2008. The audited financial statements of SHMB have been prepared in accordance with applicable approved Financial Reporting Standards issued by the Malaysian Accounting Standards Board. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2007 in Malaysia on 26 February 2008. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
AUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2007

	Three Months Ended		Twelve Months Ended	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**108,853**	**94,504**	**410,725**	**330,520**
Operating profit before exceptional item	27,066	9,903	108,192	54,373
Exceptional item	-	-	-	-
Operating profit after exceptional item	27,066	9,903	108,192	54,373
Interest expense	(1,545)	(1,088)	(7,315)	(5,560)
Interest income	58	27	227	120
Share of results of an associated company	(635)	(636)	(2,698)	(3,725)
Profit before tax	**24,944**	**8,206**	**98,406**	**45,208**
Tax expense	1,346	9,024	(15,213)	(4,026)
Profit for the period/year	**26,290**	**17,230**	**83,193**	**41,182**
Attributable to:				
Shareholders of Shangri-La Hotels (Malaysia) Berhad	**25,559**	**15,691**	**77,242**	**35,679**
Minority interests	731	1,539	5,951	5,503
	26,290	**17,230**	**83,193**	**41,182**
Basic Earnings per Ordinary Share (sen)	5.81	3.57	17.56	8.11
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA - not applicable

Change in Accounting Policies

In line with the revised Financial Reporting Standards ("FRS") 117, SHMB and its subsidiaries ("SHMB Group") changed its accounting policy with respect to the classification of its leasehold lands. This change in accounting policy was applied retrospectively and has no financial impact.

FRS 117 requires a leasehold land to be accounted for as an operating lease. The upfront payment for leasehold land represents a prepaid lease payment and is amortised on a straight-line basis over the remaining lease period. Prior to 1 January 2007, SHMB Group's leasehold lands were classified as part of property, plant and equipment and were stated at cost less accumulated depreciation and impairment losses.

With the adoption of FRS 117, the carrying amounts of SHMB Group's leasehold lands as at 31 December 2006 of RM20.188 million were reclassified as prepaid lease payments on the face of the balance sheet. Consequently, the property, plant and equipment was restated from RM646.131 million as at 31 December 2006 to RM625.943 million, a reduction of RM20.188 million.

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHMB

The Directors of SHMB are recommending a final dividend of 7% or 7 sen per share less tax of 26% (2006: final dividend of 5% or 5 sen per share less tax of 27%) in respect of the financial year ended 31 December 2007 for approval by the shareholders of SHMB at the forthcoming Annual General Meeting of SHMB to be held on Thursday, 15 May 2008.

This proposed final dividend, together with the interim dividend of 3% or 3 sen per share less tax of 27% paid to the shareholders of SHMB on 23 November 2007, will give a total dividend of 10% or 10 sen less tax, for the financial year ended 31 December 2007 (2006: 8% or 8 sen less tax). Subject to approval by the shareholders of SHMB, the proposed final dividend will be paid to the shareholders of SHMB on Thursday, 26 June 2008.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHMB IN SA'S 2007 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 26 February 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 FEB 29 A

27 February 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 February 2008 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 26 February 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

E:\in\SA\SHMB\Amendments to AA\ltr.doc1

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 26 February 2008 released to Bursa Malaysia an announcement (the "Announcement") in relation to the proposed amendments to the Articles of Association of SHMB. The Announcement is attached for information purposes only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Loong, Edward *(Chairman)*
Mr. Lui Man Shing *(Deputy Chairman)*
Mr. Giovanni Angelini
Mr. Ng Si Fong, Alan

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Lee Yong Sun
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 26 February 2008

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SHANGRI-LA HOTELS (MALAYSIA) BERHAD

General Announcement

Type	: Announcement
Subject	: Proposed Amendments to the Articles of Association of Shangri-La Hotels (Malaysia) Berhad ("SHMB")
Contents	: We wish to inform that we will be seeking shareholders' approval on the proposed amendments to the Articles of Association of SHMB at the forthcoming Annual General Meeting of the Company to be held on 15 May 2008. An Appendix detailing the Proposed Amendments to the SHMB's Articles of Association will be despatched to shareholders of SHMB together with the SHMB's 2007 Annual Report in due course.

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 FEB 29 A 11:3

26 February 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 25 February 2008 which we released to The Stock Exchange of Hong Kong Limited on 25 February 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr King Ho

E:\cherry\SHPCL\2007 4Q\Despatch\ltr to SEC doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 25 FEBRUARY 2008 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its audited final results for the year ended 31 December 2007 in Thailand on 25 February 2008. The audited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The audited Consolidated Income Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its audited final results for the year ended 31 December 2007 in Thailand on 25 February 2008. The audited Consolidated Income Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
AUDITED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

	For the year ended 31 December 2007 (*Baht*)	2006 (*Baht*)
Revenues from hotel operations:		
Room	1,114,854,978	1,088,480,789
Food and beverage	781,176,925	793,401,307
Others	176,853,175	166,290,735
Total revenues from hotel operations	2,072,885,078	2,048,172,831
Cost of sales and services	(602,258,685)	(605,674,659)
Gross profit	1,470,626,393	1,442,498,172
Selling and administrative expenses	(474,462,765)	(482,235,712)
Income from the sales of goods and the rendering of services	996,163,628	960,262,460
Other incomes		
Dividend income	30,209,968	15,393,745
Gain on sales of equipment	2,777,556	790,693
Gain on sales of investment in related party	–	39,668,468
Interest income	55,985,875	66,331,472
Other income	24,122,127	24,563,196
Other expenses		
Depreciation	(310,845,117)	(311,916,766)
Others	(65,301,982)	(10,734,054)
INCOME FROM OPERATIONS	733,112,055	784,359,214
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(27,795,994)	(24,914,427)
INCOME BEFORE CORPORATE INCOME TAX	705,316,061	759,444,787
CORPORATE INCOME TAX	(214,168,358)	(207,792,140)
NET INCOME FOR THE YEAR	491,147,703	551,652,647
BASIC EARNINGS PER SHARE (BASED ON NET INCOME) (BAHT)	3.78	4.24

RECLASSIFICATION

Certain amounts in the financial statements of SHPCL for the year ended 31 December 2006 have been reclassified to conform to the current year's classifications, with no effect on previously reported net income or shareholder's equity.

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHPCL

Pursuant to a resolution passed at the board meeting of SHPCL held on 25 February 2008, the Board of Directors of SHPCL has recommended a final dividend of Baht 2 per share (2006: Baht 2 per share) for the year ended 31 December 2007 payable to the shareholders of SHPCL. Such dividend will be subject to approval by the shareholders of SHPCL at its forthcoming annual general meeting to be held on 28 April 2008.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINAL RESULTS INCLUDING THE EARNINGS PER SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2007 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 25 February 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END